Terminus 200, 3333 Piedmont Road NE, Suite 1200

Atlanta, GA 30305

Telephone: 404-870-4600

Fax: 404-872-5547

www.lockelord.com

Bryan Harrison

Partner

Direct Telephone: 404-870-4629

Direct Fax: 404-806-5622

bryan.harrison@lockelord.com

September 13, 2016

VIA EDGAR FILING

Daniel Leslie, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4628

100 F Street, NE

Washington, DC 20549

Re:	SORL Auto Parts, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 0-11991

Dear Mr. Leslie:

Thank you again for your courtesy during our telephone conference earlier today.

Per our discussion, this letter requests a sixty (60) day extension of time to respond to the comment letter to SORL Auto Parts, Inc. from the U.S. Securities and Exchange Commission dated September 12, 2016. If granted, this extension would result in the response being due on or before November 25, 2016.

Thank you in advance for considering this request and please do not hesitate to contact us if you have any questions regarding this matter.

Best regards,

LOCKE LORD LLP

/s/ Bryan Harrison
Bryan Harrison

BGH/ms

cc:	Tim T. Xia, Esq.